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                               April 22, 2021

       Paul Pereira
       Chief Executive Officer
       Alfi, Inc.
       429 Lenox Avenue
       Suite 547
       Miami Beach, FL 33139

                                                        Re: Alfi, Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed March April
9, 2021
                                                            File No. 333-251959

       Dear Mr. Pereira:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Form S-1 filed April 9, 2021

       The Offering, page 5

   1. We note your subsequent events footnote disclosure on page F-21 that you entered into related party
promissory notes for an aggregate amount of $750,000 and that you expect to repay these amounts
from the proceeds of your public offering. Please disclose this expected repayment
within your Use of Proceeds. Further, include this repayment in your
                                                        Capitalization table on
page 29.
       Exhibits

   2. Please have your auditors revise their consent to reflect the date of the current audit report. In this regard,
we note the audit report on page F-2 is dated April 9, 2021, but in
 Paul Pereira
Alfi, Inc.
April 22, 2021
Page 2
      the consent, the auditors refer to their report dated March 23, 2021.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNamePaul Pereira
                                                            Division of
Corporation Finance
Comapany NameAlfi, Inc.
                                                            Office of
Technology
April 22, 2021 Page 2
cc:       Andrew M. Tucker
FirstName LastName